Plymouth Industrial REIT, Inc.

260 Franklin Street, 7th Floor

Boston, Massachusetts 02110

June 8, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Sonia Barros
Mr. Joshua Lobert

RE:	Plymouth Industrial REIT, Inc.
Withdrawal of Registration Statement on Form S-11 (File No. 333-225062)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Plymouth Industrial REIT, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-11 (File No. 333-225062), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally confidentially submitted to the Commission on December 20, 2017 and was originally filed with the Commission on May 21, 2018. The Registrant is seeking withdrawal of the Registration Statement because of unfavorable market conditions.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement and that the Registration Statement has not been declared effective by the Commission.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Plymouth Industrial REIT, Inc., 260 Franklin Street, 7th Floor, Boston, Massachusetts 02110, facsimile number (617) 936-4142, with a copy to the Registrant’s counsel, Winston & Strawn LLP, Attention: Kenneth L. Betts, 2501 N. Harwood Street, 17th Floor, Dallas, Texas 75201, facsimile number (214) 453-6400

If you have any questions with respect to this matter, please contact Kenneth L. Betts of Winston & Strawn LLP at (214) 453-6435.

Sincerely,

Plymouth Industrial REIT, Inc.

/s/ Jeffrey E. Witherell

Jeffrey E. Witherell

Chief Executive Officer